Exhibit 99.5

AGENCY AGREEMENT

February 16, 2017

CannTrust Holdings Inc.

3280 Langstaff Road, Unit 1

Vaughan, Ontario L4K 4Z8

Attention: Eric Paul, Chief Executive Officer

Dear Sir:

Bloom Burton Securities Inc. (the “Agent”) understands that CannTrust Holdings Inc. (the “Corporation”) proposes to issue and sell up to 9,906,500 special warrants of the Corporation (“Special Warrants”) at a purchase price of CAD$2.00 per Special Warrant (the “Offering Price”) for aggregate gross proceeds of up to CAD$19,813,000 (the “Offering”). Each Special Warrant shall entitle the holder thereof to receive one Common Share (an “Underlying Share”), subject to adjustment in certain circumstances, for no additional consideration upon the exercise or deemed exercise of the Special Warrant. Each Special Warrant shall be exercisable by the holder thereof at any time after the Closing Date or any Additional Closing Date and all unexercised Special Warrants will be automatically exercised by the Special Warrant Agent on behalf of the holder, without any further action on the part of the holder and for no additional consideration, on the Automatic Exercise Date, all in accordance with the terms of the Special Warrant Indenture. Notwithstanding the foregoing, in the event that a receipt for the Preliminary Prospectus is not obtained from the Ontario Securities Commission, as principal regulator, on or prior to the Deadline Date, each outstanding Special Warrant will, on deemed exercise, entitle the Subscriber to acquire 1.1 Underlying Shares in lieu of one Underlying Share without further payment on the part of such holder. Concurrent with the Offering, the Corporation may offer up to 2,700,000 Special Warrants to Employees and other friends and family and offer up to 1,000,000 Common Shares to certain president’s list subscribers resident in the United States on a non-brokered private placement basis (collectively, the “Concurrent Offering”).

The Special Warrants may be offered to purchasers resident in each of the provinces of Canada (other than Quebec, Nova Scotia and Prince Edward Island) (the “Canadian Offering Jurisdictions”) and such other jurisdictions other than the United States as the Agent, with the consent of the Corporation, may designate prior to the Closing Date or any Additional Closing Date (collectively with the Canadian Offering Jurisdictions, the “Selling Jurisdictions”), on a private placement basis. The Agent is entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchasers of the Special Warrants.

The Offering may be completed in one or more tranches at the agreement of the Corporation and the Agent and each such tranche shall be made in accordance with the terms of this Agreement.

DEFINITIONS

In this Agreement,

“Additional Closing Date(s)” means the dates on which additional closings may occur;

“affiliate”, and “associate” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Agency Fee” has the meaning ascribed thereto in Section 5 of this Agreement;

“Agent” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Agent’s Expenses” has the meaning ascribed thereto in Section 11 of this Agreement;

“Agreement” means this agreement between the Corporation and the Agent dated as of the date hereof;

“Applicable IP Laws” means all applicable federal, provincial, state and local laws and regulations applicable to Intellectual Property in Canada, the United States and the jurisdictions in which the Corporation and/or the Subsidiaries has registered Intellectual Property;

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Selling Jurisdictions, and, in each case, the respective regulations, rules and orders made and forms prescribed thereunder together with all applicable published policy statements, blanket orders and rulings of the securities regulators in the Selling Jurisdictions;

“Automatic Exercise Date” means the date that is two Business Days following the earlier of the: (i) that date which is 12 months following the Closing Date; and (ii) Qualification Date;

“Broker Shares” means the Common Shares issuable upon exercise of any Broker Warrants;

“Broker Warrant Certificate” means the form of certificate representing the Broker Warrants, which contains the terms and conditions of the Broker Warrants;

“Broker Warrants” has the meaning given to it in Section 5;

“Business Day” means a day on which the major banks are open in Toronto, Ontario and which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“Canadian Offering Jurisdictions” has the meaning given to it in the second paragraph of this Agreement;

“CannTrust” means CannTrust Inc.;

“CCTPC” means Cannabis Coffee & Tea Pod Company Ltd.;

“CCTPC Shareholders Agreement” means the CCTPC shareholders’ agreement made as of July 15, 2015 between the Corporation, Club Coffee L.P. and CCTPC;

“CIPO” means the Canadian Intellectual Property Office;

“Claims” has the meaning ascribed thereto in Section 9(a) of this Agreement;

“Closing” means the closing of the issue and sale by the Corporation of the Special Warrants;

“Closing Date” means February 16, 2017 or such other Additional Closing Dates, or such other date or dates as the Corporation and the Agent may agree upon in writing;

“Closing Time” means 1:30 p.m. (Toronto time) on the Closing Date or Additional Closing Date or such other time on the Closing Date or Additional Closing Dates as the Corporation and the Agent may agree;

“Common Shares” means the common shares in the capital of the Corporation;

“Concurrent Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporate Presentation” means the corporate presentation dated January 23, 2017 prepared by the Corporation and distributed to prospective Subscribers;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation IP” means the Intellectual Property that has been developed by or for or is being developed by or for the Corporation and/or the Subsidiaries or that is being used by the Corporation and/or the Subsidiaries, other than Licensed IP;

“Corporation’s Auditors” means such firm of accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Corporation Patents” means Corporation IP comprised of the following Patents: Canadian Patent Application No. 2,893,697; U.S. Patent Registration No. 9,480,647; U.S. Patent Application No. 15/286,960; Australian Patent Application No. 2015278202 and WIPO Patent Application No. WO2015192230;

“Deadline Date” means the date that is six months following the Closing Date. For certainty, in the event of multiple closings of the Offering, the first Closing of the Offering will be the relevant date for the calculation of the Deadline Date;

“Due Diligence Session” has the meaning ascribed thereto in subsection 3(iii) of this Agreement;

“Employees” means the directors, officers, employees and consultants of the Corporation and the Subsidiaries who are purchasing Special Warrants pursuant to the employee, executive officer, director and consultant exemption under NI 45-106;

“Enforceability Qualifications” means (a) bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, (b) the application of equitable principles when equitable remedies are sought, including the remedies of specific performance and injunctive relief, and (c) applicable laws limiting rights to indemnity, contribution, waiver, and the ability to sever unenforceable terms;

“Engagement Letter” means the engagement letter dated December 22, 2016 between the Corporation and the Agent;

“Environmental Laws” has the meaning ascribed thereto in subsection 3(bb) of this Agreement;

“Exercise Condition” has the meaning ascribed thereto in section 5 of this Agreement;

“Financial Statements” means the audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2015;

“Governmental Authority” means any (a) federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any self-regulatory authority and, for greater certainty, includes Health Canada;

“Indemnified Party” has the meaning ascribed thereto in Section 9(a) of this Agreement;

“Intellectual Property” means intellectual property rights, including: (i) all inventions, patents and patent applications, including all continuations, continuations-in-part, divisionals, provisionals, non-provisionals, re-examinations, re-issues and extensions, and all improvements and modifications thereto, regardless of the jurisdiction in which the rights are registered, applied for or used (“Patents”); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans, industrial designs and Internet domain names, including all registrations, applications and renewals for any of the foregoing, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium, including all registrations, applications and renewals for any of the foregoing; (iv) proprietary computer software (including but not limited to source and object code, data, data bases and documentation); and (vi) trade secrets, confidential information and know-how;

“Leased Premises” has the meaning ascribed thereto in subsection 3(w) of this Agreement;

“Licenses” means, collectively, the Producer’s License and the Research License;

“Licensed IP” means the Intellectual Property owned by any person other than the Corporation and the Subsidiaries and which the Corporation and/or the Subsidiaries use;

“Material Adverse Effect” means any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the business, operations, financial condition, results, assets, properties, rights, liabilities or prospects of the Corporation and the Subsidiaries taken as a whole;

“material change” means a material change for the purposes of Applicable Securities Laws or any of them or where undefined under Applicable Securities Laws of a jurisdiction means a change in the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of the Corporation's securities and includes a decision to implement such a change made by the Corporation’s board of directors or by senior management of the Corporation who believe that confirmation of the decision by the board of directors is probable;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them or where undefined under Applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Corporation’s securities;

“misrepresentation” means a misrepresentation for the purposes of Applicable Securities Laws or any of them or where undefined under Applicable Securities Laws of a jurisdiction means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“Money Laundering Laws” has the meaning ascribed thereto in subsection 3(lll) of this Agreement;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“Notice” has the meaning ascribed thereto in Section 16 of this Agreement;

“Offering” means the issue and sale of the Special Warrants as contemplated in this Agreement and as defined in the preamble;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Outstanding Common Shares” means the issued and outstanding Common Shares;

“Permits” has the meaning ascribed thereto in subsection 3(r) of this Agreement;

“Preliminary Prospectus” means a preliminary prospectus of the Corporation qualifying the distribution of the Underlying Shares which is to be filed with the Ontario Securities Commission, as principal regulator, and each of the other securities regulatory authorities in the Canadian Offering Jurisdictions;

“Proceedings” has the meaning ascribed thereto in Section 9 of this Agreement;

“Producer’s License” means the license issued by Health Canada to CannTrust designating CannTrust as a licensed producer and distributor of cannabis under the Access to Cannabis for Medical Purposes Regulations (Canada);

“Qualification Date” means the later of (i) the date on which a receipt for the (final) prospectus qualifying the Underlying Shares is issued by the Ontario Securities Commission on behalf of the securities regulatory authorities in the Canadian Offering Jurisdictions and (ii) the date on which the Common Shares are conditionally approved for listing on a recognized stock exchange (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations);

“Registered Corporation IP” means all Corporation IP that is the subject of registration with a national intellectual property office (including, without limitation, the CIPO and the USPTO) for Intellectual Property, or applications for such registration with a national intellectual property office;

“Regulatory Authority” means the statutory or governmental bodies authorized under applicable laws to protect and promote public health through regulation and supervision of therapeutic drug candidates intended for use in humans, including, without limitation, Health Canada;

“Research License” means the license issued by Health Canada to CannTrust designating CannTrust as a licensed dealer for cannabis and cannabinoids for laboratory analysis and research and development under the provisions of the Controlled Drugs and Substances Act (Canada);

“Securities” means and includes, individually and collectively, the Special Warrants, the Underlying Shares, the Broker Warrants and the Broker Shares;

“Securities Commissions” means the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Special Warrant Agent” means the registrar and transfer agent of the Special Warrants, TSX Trust Company, with an office in Toronto, Ontario;

“Special Warrant Indenture” means the special warrant indenture between the Corporation and the Special Warrant Agent, dated as of the Closing Date, governing the terms of the Special Warrants;

“Special Warrants” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Subscriber” means any person who executes a Subscription Agreement that is accepted by the Corporation;

“Subscription Agreements” means the agreements in the form mutually acceptable to the Corporation and the Agent to be entered into between the Subscribers and the Corporation with respect to the Offering;

“Subsidiaries” means CannTrust, Elmcliffe Investments Inc. and CCTPC and “Subsidiary” means any one of them;

“Taxes” has the meaning ascribed thereto in subsection 3(k) of this Agreement;

“Term Sheet” means the term sheet relating to the Offering agreed to between the Corporation and the Agent;

“to the best of the Corporation’s knowledge” or “to the Corporation’s knowledge” or “known to the Corporation” or similar language describing facts known to the Corporation or its agents and associates, means matters relating to the Corporation that are known, after due inquiry, to any of the Corporation’s current president, principal executive officer or principal financial officer;

“Transaction Documents” has the meaning ascribed thereto in subsection 3(a) of this Agreement;

“Underlying Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

“USPTO” means the United States Patent and Trademark Office.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender includes all genders. References to “Sections”, “subsections” or “clauses” are to the appropriate section, subsection or clause of this Agreement.

The following schedule is attached to this Agreement, which schedule is deemed to be a part hereof and is hereby incorporated by reference herein:

Schedule A - Convertible Securities

TERMS AND CONDITIONS

1.	Appointment of Agent

Based upon the foregoing and subject to the terms and conditions set out below, the Corporation hereby appoints the Agent and the Agent hereby accepts such appointment, to effect the sale of the Special Warrants at the Offering Price, on a commercially reasonable efforts basis, without underwriting liability to persons resident in the Selling Jurisdictions and such other jurisdictions as may be agreed upon by the Corporation. The Agent agrees to use its commercially reasonable efforts to sell the Special Warrants, but it is hereby understood and agreed that the Agent shall act as agent only and is under no obligation to purchase any of the Special Warrants, although the Agent may subscribe for Special Warrants, subject to applicable laws.

2.	Certain Representations, Warranties, Covenants and Obligations of the Agent

(1)	The Agent hereby covenants to the Corporation as follows:

(a)	it will offer the Special Warrants for sale on behalf of the Corporation only to Subscribers who will purchase such Special Warrants under the private placement exemptions or such other exemptions available under Applicable Securities Laws and it will not offer the Special Warrants for sale in those jurisdictions where it is not permitted to do so under Applicable Securities Laws;

(b)	it will conduct activities in connection with the proposed offering and sale of the Special Warrants in compliance with all Applicable Securities Laws in the Selling Jurisdictions applicable to the Agent and, without limitation, agrees that it will not make available to prospective purchasers of the Special Warrants any document or material (other than the Term Sheet, the Subscription Agreement and the Corporate Presentation), nor will it solicit or procure subscriptions for Special Warrants so as to require the registration thereof or the filing of a prospectus with respect thereto under the laws of any jurisdiction;

(c)	it will not engage in any form of general solicitation or general advertising in connection with the offer and sale of the Special Warrants, including but not limited to, causing the sale of the Special Warrants to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or advertising;

(d)	it will obtain from each Subscriber an executed Subscription Agreement and all applicable undertakings, questionnaires and other forms required under Applicable Securities Laws or requested by the Corporation, acting reasonably, and supplied to the Agent for completion in connection with the distribution of the Special Warrants and deliver such Subscription Agreements and other forms to the Corporation;

(e)	it will not solicit subscriptions for Special Warrants or other Securities except in accordance with the terms and conditions of this Agreement;

(f)	it will not, in connection with the Offering, make any representation or warranty with respect to the Special Warrants, other Securities or the Corporation other than as set forth in this Agreement, the Subscription Agreement or the Corporate Presentation; and

(g)	it will provide to the Corporation all necessary information in respect of the Agent and the Subscribers to allow the Corporation to file, with the Securities Commissions, if required, reports of the sale of the Special Warrants and the other Securities in accordance with Applicable Securities Laws within ten days of the Closing.

(2)	The Agent represents and warrants to the Corporation that:

(a)	it is a valid and subsisting corporation, duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated;

(b)	it holds all material licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(d)	it is duly qualified in accordance with Applicable Securities Laws to solicit and procure subscriptions for the Special Warrants in the Selling Jurisdictions in which it is qualified to do so in connection with the Offering;

(e)	it is an “accredited investor” as such term is defined under NI 45-106 by virtue of being a person registered under Applicable Securities Laws and is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other person; and

(f)	it is not a person in the United States, the Broker Warrants were not offered to it by the Corporation in the United States and it did not sign this Agreement in the United States.

3.	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Agent and the Subscribers, and acknowledges that the Agent and the Subscribers are relying upon such representations and warranties in connection with the purchase and sale of the Special Warrants, as of the Closing Date or each Additional Closing Dates, as follows:

(a)	the Corporation is a corporation duly organized and validly existing under the laws of the jurisdiction in which it was incorporated, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into each of this Agreement, the Subscription Agreements, the Special Warrant Indenture, and the Broker Warrant Certificate (collectively, the “Transaction Documents”) and to carry out its obligations hereunder and thereunder;

(b)	each of the execution and delivery of the Transaction Documents, the performance by the Corporation of its obligations hereunder and thereunder, the issue and sale of the Special Warrants, the performance by the Corporation of its obligations thereunder and the consummation of the transactions contemplated by the Transaction Documents, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both) (A) any statute, rule or regulation applicable to the Corporation or the Subsidiaries including, without limitation, Applicable Securities Laws; (B) the constating documents, by-laws or resolutions of the Corporation or the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which the Corporation or any Subsidiary is bound; or (D) any judgment, decree or order binding the Corporation or any Subsidiary or any of their respective properties or assets, except, in the case of clauses (A), (C) and (D), where such conflict, breach or default is not material;

(c)	the Corporation does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company other than the Subsidiaries, of which CannTrust and Elmcliffe Investments Inc. are wholly-owned by the Corporation and the Corporation has a 50% ownership interest in CCTPC, and all of the issued and outstanding shares of each Subsidiary are issued as fully paid and non-assessable shares, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or corporation has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or the Subsidiaries of any interest in any of the shares of the Subsidiaries or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares of the Subsidiaries;

(d)	each Subsidiary is a corporation duly organized and validly existing under the laws of the jurisdiction in which it was incorporated, has all requisite corporate power and authority and is duly qualified and holds all necessary permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(e)	none of the Corporation or the Subsidiaries is (A) in default or in breach of the constating documents or resolutions of its directors or shareholders or (B) in default of any material obligations under any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease including, without limitation, the Licenses or other document to which the Corporation or any Subsidiary is a party or by which the Corporation or any Subsidiary is bound;

(f)	except where no Material Adverse Effect would result, each of the Corporation and the Subsidiaries is licensed, registered or qualified as an extra-provincial, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction;

(g)	all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for (i) the execution and delivery of the Transaction Documents, (ii) the issuance of the Special Warrants, the Underlying Shares, the Broker Warrants and the Broker Shares, and (iii) the completion of the transactions contemplated hereby, have been made or obtained, as applicable, subject to the Corporation filing with the Securities Commissions in the Selling Jurisdictions in Canada, within 10 days from the date of the sale of the Special Warrants, a Form 45-106F1 prepared and executed in accordance with Applicable Securities Laws and accompanied by the prescribed fees;

(h)	none of the Corporation or the Subsidiaries has approved, is contemplating, or has entered into any agreement in respect of, and none of the Corporation or the Subsidiaries has any knowledge of: (A) other than as described in the “Use of Proceeds” in Schedule A to the Subscription Agreement, the purchase of any property material to the Corporation or the Subsidiaries or assets or any interest therein or the sale, transfer or other disposition of any property of the Corporation or the Subsidiaries or assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries whether by asset sale, transfer or sale of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or the Subsidiaries) of the Corporation or the Subsidiaries;

(i)	the Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada and consistently applied throughout the period referred to therein, contain no misrepresentation and present fully, fairly and correctly, in all material respects, the financial condition of the Corporation as at the dates thereof and the results of the operations and the changes in the financial position of the Corporation for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and there has been no change in accounting policies or practices of the Corporation since December 31, 2015, other than as required by Canadian generally accepted accounting principles or as disclosed in the Financial Statements;

(j)	each of the Corporation and the Subsidiaries maintains a system of internal controls sufficient to provide reasonable assurance that access to assets is permitted only in accordance with management’s general or specific authorization;

(k)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. To the knowledge of the Corporation, no examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect;

(l)	other than as set out in Schedule A to this Agreement, there are no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation or the Subsidiaries are outstanding and no person is entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation;

(m)	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

(n)	there are no legal or governmental actions, suits, judgments, investigations, charges or proceedings are pending to which the Corporation, the Subsidiaries or, to the knowledge of the Corporation, any of the directors, officers or employees of the Corporation or the Subsidiaries is a party or to which the Corporation’s or the Subsidiaries’ property or assets are subject which if finally determined adversely to the Corporation or the Subsidiaries would be expected to result in a Material Adverse Effect and, to the knowledge of the Corporation, no such proceedings have been threatened against or are contemplated with respect to the Corporation, the Subsidiaries and/or any of their respective directors, officers or employees, or with respect to the property and assets of the Corporation taken as a whole and none of the Corporation or any Subsidiary is subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(o)	each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business or holds assets (including all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including all Governmental Authorities), holds all Permits under all such laws and is in compliance in all material respects with all terms of such Permits, and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or Permits, which would have a Material Adverse Effect. For certainty, all products manufactured, in whole or in part, by CannTrust are manufactured in compliance in all material respects with and meet industry specific standards set by all relevant organizations, which pertain to the business of CannTrust and CannTrust’s products have met and satisfied all product safety standards necessary to permit the sale thereof in each jurisdiction in which such products are sold;

(p)	each of the Corporation and the Subsidiaries, as applicable, owns or has the right to use under license, sub-license or otherwise all Intellectual Property used by the Corporation or the Subsidiaries in their respective businesses;

(q)	any and all of the agreements and other documents and instruments pursuant to which the Corporation or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof. None of the Corporation or any of the Subsidiaries is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or a Subsidiary derives the interests thereof in such property and assets are in good standing in all material respects and there has been no material default under any such lease, licence or claim. Other than the Corporation’s interest in CCTPC, as governed by the CCTPC Shareholders Agreement, the properties (or any interest in, or right to earn an interest in, any property) of each of the Corporation and the Subsidiaries are not subject to any right of first refusal or purchase or acquisition right;

(r)	each of the Corporation and the Subsidiaries holds all of the permits, licenses and like authorizations (including the Material Licenses) necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of each of the Corporation and the Subsidiaries (collectively, the “Permits”); all such Permits are valid and subsisting and in good standing and each of the Corporation and the Subsidiaries are in material compliance with each such Permit;

(s)	the Transaction Documents have been or will be duly authorized and executed and delivered by the Corporation and constitute or will constitute valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by the Enforceability Qualifications;

(t)	at the Closing Time all necessary corporate action will have been taken by the Corporation to validly issue the Special Warrants pursuant to the terms of the Special Warrant Indenture, to validly create and issue the Broker Warrants, and to allot and reserve the Broker Shares, which upon issuance in accordance with the terms of such securities shall be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(u)	the authorized capital of the Corporation consists only of an unlimited number of Common Shares, and as at the close of business on the Business Day immediately preceding the date hereof, 67,995,920 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation. There is sufficient authorized capital for the issuance of all Common Shares issuable on conversion of all Securities contemplated hereby and all outstanding convertible securities of the Corporation;

(v)	none of the Corporation or the Subsidiaries has made any loans to or guaranteed the obligations of any person;

(w)	with respect to each premises of the Corporation and the Subsidiaries which is material to each of the Corporation and the Subsidiaries and which each of the Corporation or a Subsidiary occupies as tenant (each, a “Leased Premises”), each of the Corporation and the Subsidiaries occupies its respective Leased Premises and has the exclusive right to occupy and use such Leased Premises and each of the leases pursuant to which the Corporation or a Subsidiary occupies its respective Leased Premises is in good standing and in full force and effect and in full force and effect under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Corporation or the Subsidiaries;

(x)	each of the Corporation and the Subsidiaries is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and none of the Corporation or the Subsidiaries has or is engaged in any unfair labour practice;

(y)	other than as disclosed to the Agent in writing, none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or affiliate of any of the foregoing had or has any interest, direct or indirect, in any transaction or any proposed transaction with the Corporation or the Subsidiaries;

(z)	there have not been and there are not currently any labour disruption or conflict, or material disagreements with any employee or employees of the Corporation or the Subsidiaries which are adversely affecting or could adversely affect the business of the Corporation or the Subsidiaries;

(aa)	the minute books and records of each of the Corporation and the Subsidiaries made available to counsel for the Agent in connection with its due diligence investigation of the Corporation and the Subsidiaries for the periods from each of the Corporation’s and the Subsidiaries’ date of incorporation to the date hereof are all of the minute books and records of the Corporation and the Subsidiary, respectively, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or the Subsidiary to the date hereof not reflected in such minute books and other records, other than those which have been disclosed in writing to the Agent;

(bb)	in connection with the ownership, use, maintenance or operation of their properties and assets, including the Leased Premises, none of the Corporation or the Subsidiaries has been in violation of any applicable federal, provincial, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”);

(cc)	without limiting the generality of subsection (bb) immediately above, the Corporation does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect the Corporation or the Subsidiaries or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws; to the Corporation’s knowledge, there are no facts which could give rise to any such claim or judicial or administrative proceeding; to the best of the Corporation’s knowledge, none of the Corporation or the Subsidiaries nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any material violation of any Environmental Laws has occurred or is occurring or whether any material remedial action is needed in connection with a release of any contaminant into the environment;

(dd)	there are no orders, rulings or directives issued, pending or, to the best of the Corporation’s knowledge, threatened against the Corporation or the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or the Subsidiaries (including the Leased Premises);

(ee)	there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course;

(ff)	the Corporation and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; and none of the Corporation or the Subsidiaries has reason to believe that it will not be able to renew any such insurance as and when such insurance expires or obtain similar coverage from similar insurers as may be necessary to continue the business of each of the Corporation and the Subsidiaries at a cost that would not have a Material Adverse Effect;

(gg)	other than the Agent, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(hh)	the Special Warrant Agent has been duly appointed as registrar and transfer agent for the Special Warrants;

(ii)	the Corporation Patents are the only Patents owned by the Corporation or its Subsidiaries. The Corporation (or its Subsidiaries) and Club Coffee L.P. jointly are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and to all Corporation Patents;

(jj)	other than the Corporation Patents, the Corporation and the Subsidiaries are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and to all Corporation IP free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interest of any kind or nature, and the Corporation has no knowledge of any claim of adverse ownership in respect thereof. Other than with respect to the Corporation Patents, no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Corporation IP. With respect to the Corporation Patents, no consent of any person is necessary to use, license or otherwise exploit any Corporation Patent. None of the Corporation IP comprises an improvement to Licensed IP that would give any person any rights to the Corporation IP, including, without limitation, rights to license the Corporation IP. Each of the Corporation and the Subsidiaries has a valid and enforceable right to the Licensed IP used or held for use in the business of each of the Corporation and the Subsidiaries;

(kk)	none of the Corporation or the Subsidiaries has received any notice or claim (whether written, oral or otherwise) challenging either the Corporation’s or a Subsidiary’s ownership or right to use any of the Corporation IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than the Corporation or the Subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any of the Corporation IP;

(ll)	all applications for registration of any Registered Corporation IP are in good standing, are recorded in the name of the Corporation or a Subsidiary and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of the Patents co-owned with Club Coffee L.P., the Corporation confirms that all right, title and interest in and to the invention(s) disclosed in such application(s) have been or as of the Closing Date or Additional Closing Dates will be assigned in writing (without any express right to revoke such assignment) to the Corporation or a Subsidiary. To the knowledge of the Corporation, there has been no public disclosure, sale or offer for sale of any Corporation IP anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Corporation IP. All prior art or other information has been disclosed to the appropriate offices as required in accordance with Applicable IP Laws in the jurisdictions where the applications are pending;

(mm)	to the knowledge of the Corporation, the conduct of the business of each of the Corporation and the Subsidiaries (including, without limitation, the use or other exploitation of the Corporation IP by each of the Corporation and the Subsidiaries or other licensees) has not infringed, violated or misappropriated any Intellectual Property right of any person;

(nn)	none of the Corporation or the Subsidiaries is a party to any action or proceeding, nor, to the knowledge of the Corporation, is or has any action or proceeding been threatened that alleges that any current or proposed conduct of the business of each of the Corporation and the Subsidiaries (including, without limitation, the use or other exploitation of any Corporation IP by the Corporation or the Subsidiaries or any customers, distributors or other licensees) has or will infringe, violate or misappropriate any Intellectual Property right of any person;

(oo)	to the knowledge of the Corporation, no person has interfered with, infringed upon, misappropriated, illegally exported, or violated any of the Corporation’s or the Subsidiaries’ rights in the Corporation IP;

(pp)	the Corporation has entered into valid and enforceable written agreements pursuant to which the Corporation has been granted all licenses and permissions to use, reproduce, sub license, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate all aspects of the business of the Corporation currently conducted (including, if required, the right to incorporate such Licensed IP into the Corporation IP). All license agreements in respect of the Licensed IP are in full force and effect, and neither the Corporation nor, to the knowledge of the Corporation, any other person is in default of its obligations thereunder;

(qq)	to the extent that any of the Corporation IP is licensed or disclosed to any person or any person has access to such Corporation IP (including, without limitation, any employee, officer, shareholder or consultant of the Corporation or the Subsidiaries), each of the Corporation and the Subsidiaries has entered into a valid and enforceable agreement which contains standard terms and conditions with respect to the prohibited use and disclosure of such Corporation IP. Where such agreements have not expired or have not been terminated, in each case in accordance with their respective terms, all such agreements are in full force and effect, and neither the Corporation nor the Subsidiaries nor, to the knowledge of the Corporation, any other person is in default of its obligations thereunder;

(rr)	each of the Corporation and the Subsidiaries has taken all actions that are contractually obligated to be taken and all actions that are customary and reasonable to protect the confidentiality of the Corporation IP;

(ss)	to the knowledge of the Corporation, it is not, and will not be, necessary for the Corporation or the Subsidiaries to utilize any Intellectual Property owned by or in possession of any of their employees (or people the Corporation or any Subsidiary currently intends to hire) made prior to their employment with the Corporation or a Subsidiary in a manner that is in violation of the rights of such employee or any of his or her prior employers;

(tt)	none of the Corporation or the Subsidiaries has received any advice or any opinion that any of the Corporation IP is invalid or unregistrable or unenforceable, in whole or in part;

(uu)	none of the Corporation or the Subsidiaries has received any grant relating to research and development which is subject to repayment in whole or in part or to conversion to debt upon sale of any securities of the Corporation or the Subsidiaries or which may affect the right of ownership of the Corporation or a Subsidiary in the Corporation IP;

(vv)	each of the Corporation and the Subsidiaries requires each employee and consultant to execute a non-disclosure agreement substantially in the forms provided to the Agent and Agent’s counsel, and all current employees and consultants of each of the Corporation and the Subsidiaries have executed such agreement and, to the knowledge of the Corporation, all past employees and consultants of each of the Corporation and the Subsidiaries have executed such agreement;

(ww)	any and all fees or payments required to keep the Corporation IP and the Licensed IP in force or in effect have been paid;

(xx)	to the knowledge of the Corporation, there is no claim of infringement or breach by the Corporation or the Subsidiaries of any industrial or Intellectual Property rights of any other person, nor has the Corporation or the Subsidiaries received any notice or threat from any such third party, nor does the Corporation have knowledge that the use of the business names, trademarks, service marks and other industrial or Intellectual Property of the Corporation or the Subsidiaries infringes upon or breaches any industrial or Intellectual Property rights of any other person;

(yy)	there are no Intellectual Property disputes, settlement negotiations, settlement agreements or communications relating to the foregoing between the Corporation or the Subsidiaries and any other persons relating to or potentially relating to the business of the Corporation or the Subsidiaries, which have not been resolved;

(zz)	each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable IP Laws of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws;

(aaa)	the Corporation does not have knowledge of any reason as a result of which it or the Subsidiaries are not entitled to make use of and commercially exploit the Corporation IP. With respect to each license or agreement by which the Corporation or the Subsidiaries has obtained the rights to exploit, in any way, the Licensed IP rights of any other person or by which the Corporation or the Subsidiaries has granted to any third party the right to so exploit such Licensed IP:

(i)	such license or agreement is in full force and effect and is legal, valid, binding and enforceable in accordance with its terms, except to the extent that enforceability may be limited by: (A) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally; or (B) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and represents the entire agreement between the parties thereto with respect to the subject matter thereof, and no event of default has occurred and is continuing under any such license or agreement;

(ii)	(A) none of the Corporation or the Subsidiaries has received any notice of termination or cancellation under such license or agreement, and no party thereto has any right of termination or cancellation thereunder except in accordance with its terms; (B) none of the Corporation or the Subsidiaries has received any notice of a breach or default under such license or agreement which breach or default has not been cured; and (C) none of the Corporation or the Subsidiaries has granted to any other person any rights contrary to, or in conflict with, the terms and conditions of such license or agreement; and

(iii)	the Corporation does not have knowledge of any other party to such license or agreement that is in breach or default thereof, and does not have knowledge of any event that has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such license or agreement;

(bbb)	no litigation, legal or governmental proceedings or inquiries are pending to which the Corporation or a Subsidiary is a party or to which their respective properties are subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation or the Subsidiaries and no such litigation, legal or governmental proceedings or inquiries have been threatened against or, to the Corporation’s knowledge, are contemplated with respect to the Corporation or the Subsidiaries or with respect to their respective businesses, assets and/or properties;

(ccc)	the Corporation is not a reporting issuer under Applicable Securities Laws in any jurisdiction and has not made any filing or application to become a reporting issuer;

(ddd)	the Corporate Presentation complies in all material respects with Applicable Securities Laws and does not contain a misrepresentation;

(eee)	for so long as the Broker Warrants remain outstanding, the Corporation shall use its best efforts to comply with its obligations under Applicable Securities Laws;

(fff)	the definitive form of certificate representing the Common Shares complies with the requirements of the Business Corporations Act (Ontario) and does not conflict with the constating documents of the Corporation;

(ggg)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(hhh)	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its Common Shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of the Common Shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(iii)	from the effective date of the Corporation’s engagement of the Agent and until the Closing Time, the Corporation has allowed, and shall continue to allow, the Agent and the Agent’s counsel the opportunity to conduct all due diligence which the Agent may reasonably require and, in this regard, the Corporation shall make available its senior management and relevant employees and shall make available the Corporation’s Auditors to answer any questions which the Agent may have and to participate in one or more due diligence sessions to be held prior to a Closing Date or an Additional Closing Date (all of such sessions referred to as the “Due Diligence Session”);

(jjj)	the Corporation has provided the Agent with all material information reasonably requested by the Agent in connection with the Offering. There is no material fact known to the Corporation that has not been disclosed herein, or to the Agent on behalf of the Subscribers in connection with the transactions contemplated hereby. The Corporation has not withheld from the Agent any material fact relating to the Corporation or to the Offering;

(kkk)	neither the Corporation nor the Subsidiary has, and to the knowledge of the Corporation, no director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or the Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada) or similar legislation; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(lll)	the operations of each of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government or governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or the Subsidiaries with respect to the Money Laundering Laws is pending, or to the best of the Corporation's knowledge threatened;

(mmm)	none of the Corporation or the Subsidiaries has, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation or the Subsidiaries and their respective operations, and will not use any portion of the gross proceeds, in contravention of such legislation;

4.	Covenants of the Corporation

The Corporation covenants and agrees with the Agent as follows:

(a)	the Corporation will use commercially reasonable efforts to file a final prospectus with the securities regulatory authorities in each of the Canadian Offering Jurisdictions and obtain a receipt therefor from the Ontario Securities Commission, as principal regulator. For greater certainty in the event of multiple closings of the Offering the first closing of the Offering will be the relevant date for the calculation of time for the Qualification Date to have been caused to occur;

(b)	as soon as reasonably possible after the Closing Date or an Additional Closing Date and by no later than the Deadline Date, the Corporation will adopt and implement a corporate governance framework that is consistent with the requirements of a corporation listed on a major Canadian or United States Stock exchange, including the appointment of a chief financial officer and independent directors as well as the establishment and appointment of an audit committee;

(c)	as soon as reasonably possible, and in any event by the Closing Date or an Additional Closing Date the Corporation shall take all such steps as may be required by the Agent and the Agent’s counsel to enable the Special Warrants to be offered for sale and sold on a private placement basis to Subscribers in the Selling Jurisdictions that qualify as “accredited investors” under Applicable Securities Laws through the Agent or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions set forth in Applicable Securities Laws, provided, however, that the Corporation shall not be required to qualify as a foreign corporation in any state, to consent to service of process in any state other than with respect to claims related to the Offering or to comply with any continuous disclosure or other similar requirements;

(d)	the Corporation will make all filings necessary with each applicable Securities Commission and pay all applicable fees in connection with the Offering in full compliance with the manner and within the time limits prescribed by Applicable Securities Laws;

(e)	the Corporation shall duly, faithfully and punctually perform all the obligations to be performed by it and comply with its covenants and agreements hereunder and under the Transaction Documents;

(f)	during the period commencing with the date hereof and ending on the Deadline Date:

(i)	the Corporation will promptly inform the Agent of the full particulars of:

(A)	any material change (actual, anticipated or threatened) in or affecting the business, operations, the Licenses, Licensed IP, Registered Corporate IP revenues, capital, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Corporation and the Subsidiary, taken as a whole; and

(B)	the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to render any portion of the representations and warranties in this Agreement untrue, false or misleading in any material respect;

(ii)	promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect to this Agreement;

(g)	during the period commencing with the date hereof and ending on the Automatic Exercise Date, the Corporation will promptly inform the Agent of:

(i)	the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority or a stock exchange relating to any part of the Offering; and

(ii)	the issuance by any Securities Commission or similar regulatory authority or by any other competent authority, of any order to cease trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(h)	the Corporation shall use the proceeds from the issuance and sale of the Special Warrants towards the completion of the purchase, conversion and outfitting of and expansion capacity greenhouse facility for marijuana production, and for working capital and general corporate purposes; and

(i)	the Corporation shall use its best efforts to maintain its status as a “specified small business corporation” (within the meaning of the regulations to the Income Tax Act (Canada)) at all times until the Common Shares are listed on a designated stock exchange (within the meaning of the Income Tax Act (Canada)) or until the Corporation becomes a “public corporation” (within the meaning of the Income Tax Act (Canada)) and shall not take any action that would cause or contribute to prevent the Corporation from maintaining such status.

5.	Agent’s Compensation

In return for the Agent’s services hereunder, the Corporation agrees to pay to the Agent a fee equal to 6.0% of the gross proceeds from the sale of Special Warrants to Subscribers payable in cash on the Closing Date or Additional Closing Date (the “Agency Fee”), it being acknowledged and agreed that the Agency Fee shall not be payable with respect to the sale of Special Warrants or Common Shares under the Concurrent Offering. As additional consideration for the Agent’s services performed under this Agreement, the Corporation shall issue to the Agent on the Closing Date or Additional Closing Date that number of broker warrants (the “Broker Warrants”) as is equal to 6.0% of the number of Special Warrants sold pursuant to the Offering, it being acknowledged and agreed that no Broker Warrants are issuable with respect to the sale of Special Warrants or Common Shares under the Concurrent Offering. Each Broker Warrant shall be exercisable at an exercise price per Broker Share equal to the Offering Price at any time before 5:00 p.m. (Toronto time) on the date which is 24 months after the Closing Date or Additional Closing Date.

6.	Closing

The purchase and sale of the Special Warrants shall be completed at the Closing Time by the electronic exchange of documents and funds or at such other place or places as the Agent and the Corporation may agree. At the Closing Time, with respect to the Offering, the Corporation shall duly and validly deliver to the Agent the Special Warrants (in non-certificated form) registered as the Agent shall direct not less than one Business Day prior to the Closing Time against payment of the net proceeds from the sale of the Special Warrants, by wire transfer, against the delivery of cross-receipts therefor. In consideration for the services of the Agent, the Corporation has agreed to pay the Agency Fee and the Agent’s Expenses with the payment of such fees to be reflected by the Agent making payment of the gross proceeds of the sale of any Special Warrants to the Corporation less the amount of the Agency Fee and the Agent’s Expenses. As further consideration for the services of the Agent, the Corporation has agreed to issue to the Agent (or as the Agent may direct) the Broker Warrants by execution and delivery to the Agent (or as the Agent may direct) of one or more Broker Warrant Certificates.

7.	Closing Conditions

The Agent’s obligation to complete the Closing at the Closing Time, shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Time and performance by the Corporation of its obligations under this Agreement and the following conditions:

(a)	The Agent shall have received at the Closing Time, one or more legal opinions dated such Closing Date or Additional Closing Date, in form and substance satisfactory to the Agent and counsel to the Agent, addressed to the Agent and counsel to the Agent from counsel to the Corporation, Fogler, Rubinoff LLP,, with respect to certain customary matters related to the Corporation and the Offering, which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Ontario, and, as to matters of fact, on certificates of public officials and officers of the Corporation;

(b)	The Agent shall have received at the Closing Time, a legal opinion dated the Closing Date or Additional Closing Date, in form and substance satisfactory to counsel to the Agent, addressed to the Agent from counsel to the Corporation, Fogler, Rubinoff LLP, stating that in the opinion of counsel to the Corporation, subject to the limitations and conditions contained therein, the Corporation will be a “specified small business corporation” (within the meaning of the regulations to the Income Tax Act (Canada)) and the Special Warrants will be a “qualified investment” (within the meaning of the Income Tax Act (Canada)) for trusts governed by registered retirement savings plans, registered retirement income funds and tax-free savings accounts;

(c)	The Agent shall have received at the Closing Time, certificates dated the Closing Date or Additional Closing Date addressed to the Agent and counsel to the Agent and signed by appropriate officers of the Corporation, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Agent may reasonably request;

(d)	The Agent shall have received at the Closing Time, a certificate dated the Closing Date or Additional Closing Date, as the case may be, addressed to the Agent and counsel to the Agent and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Agent, certifying for and on behalf of the Corporation after having made due enquiry, that:

(i)	there are no contingent liabilities affecting the Corporation which are material to the Corporation and which have not been disclosed to the Agent in writing;

(ii)	the Corporation has complied with and satisfied in all material respects the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time;

(iii)	the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(iv)	such other matters as the Agent may reasonably request;

(e)	The Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Special Warrants in the Selling Jurisdictions prior to the Closing Time as herein contemplated (other than the Corporation filing with the Securities Commissions in the Selling Jurisdictions in Canada, a Form 45-106F1 prepared, executed and filed in accordance with Applicable Securities Laws and accompanied by the prescribed fees, which shall not occur prior to the Closing Time); and

(f)	The Special Warrant Indenture shall have been entered into by the Corporation, the Agent and the Special Warrant Agent in such form and containing such terms as are acceptable to the Corporation and the Agent acting reasonably.

8.	Rights of Termination

This Agreement may be terminated in the sole discretion of the Agent by written notice to the Corporation given prior to the Closing Time in the event that:

(a)	the Corporation is in breach of any term, condition, covenant or agreement contained in this Agreement or any representation or warranty given by the Corporation in this Agreement is determined to have been untrue, false or misleading in any material way; or

(b)	prior to the Closing Time:

(i)	there shall have occurred any adverse material change or there shall be discovered any previously undisclosed adverse material fact in relation to the Corporation; or

(ii)	there shall have occurred any change in Applicable Securities Laws or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any regulatory authority in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Agent and not upon activities of the Corporation);

which, in the sole opinion of the Agent, prevents or restricts trading in or the distribution of the Underlying Shares or the Broker Shares; or

(iii)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe of national or international consequence or any law or regulation or a change thereof which, in the reasonable opinion of an Agent, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation, taken as a whole;

(iv)	the securities cannot, in the sole opinion of the Agent, be marketed due to the state of the financial markets or the market for the securities in particular;

(v)	the due diligence investigations of the Agent identify a material adverse fact with respect to the Corporation or the securities of the Corporation;

(vi)	there should be an inquiry, action, suit, investigation or proceeding, whether formal or informal, commenced, announced or threatened in relation to the Corporation or any of the officers or directors of the Corporation by a Securities Commission or Regulatory Authority; or

(vii)	there should be any order to cease trading in the securities of the Corporation is made, threatened or announced by a Securities Commission.

The rights of termination contained in this Section 8 are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Agent to the Corporation or on the part of the Corporation to the Agent except in respect of any liability which may have arisen prior to or arise after such termination under any of Sections 9 and 11.

9.	Indemnity

(a)	The Corporation shall indemnify and save harmless the Agent, their affiliates and their respective directors, officers, employees, partners, agents and advisors (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after execution of this Agreement, and to reimburse each Indemnified Party forthwith upon demand for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim. For avoidance of doubt, the Corporation indemnifies and saves harmless the Indemnified Parties from any Claim which now or anytime hereafter is suffered or incurred by reason of any event, act, or omission in any way connected, directly or indirectly, to any breach of, default under or non-compliance by the Corporation with any representation, warranty, term, condition of this Agreement, the Subscription Agreement, the Corporate Presentation or any requirement of Applicable Securities Laws (except where such breach, default or non-compliance is a direct result of an act or omission of the Agent) or any misrepresentation by the Corporation in the Subscription Agreement, the Corporate Presentation, during the Due Diligence Session (except a misrepresentation which is based upon information relating to the Agent and furnished to the Corporation by the Agent).

(b)	The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation’s behalf or in right for or in connection with this Agreement, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the Indemnified Party’s breach of this Agreement, or the gross negligence, wilful misconduct, or fraud of such Indemnified Party.

(c)	In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of wilful misconduct or fraud in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such funds shall be reimbursed to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

(d)	The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming this indemnity.

(e)	In case any action, suit, proceeding or Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such action, suit, proceeding, Claim or investigation of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

(f)	No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, Claim, or investigation shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld.

(g)	Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(i)	employment of such counsel has been authorized in writing by the Corporation;

(ii)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;

(iii)	the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(iv)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.

(h)	The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

(i)	If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation’s account.

(j)	The Corporation hereby acknowledges the Agent as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(k)	The Corporation agrees to reimburse the Agent monthly for the time spent by the Agent’s personnel in connection with any Claim at reasonable per diem rates. The Corporation also agrees that if any action, suit, proceeding or Claim shall be brought against, or an investigation has been commenced in respect of, the Corporation or the Corporation and the Agent and personnel of the Agent shall be required to testify, participate or respond in respect of or in connection with the Offering, the Agent shall have the right to employ their own counsel in connection therewith and the Corporation will reimburse the Agent monthly for the time spent by their personnel in connection therewith at reasonable per diem rates together with such fees and disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of Agent’s counsel.

10.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

11.	Expenses

Whether or not the transactions contemplated by this Agreement are completed, the Corporation shall pay all expenses and fees in connection with the Offering, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Special Warrants; the fees and expenses of the Corporation’s counsel; and all costs incurred in connection with the preparation of documents relating to the Offering. The Corporation shall also pay, whether or not the transactions contemplated by this Agreement are completed, all expenses and fees incurred by the Agent, which shall include the reasonable fees of the Agent’s counsel Baker & McKenzie LLP (up to a maximum of $60,000) plus disbursements and applicable taxes) and all reasonable out-of-pocket expenses of the Agent (collectively, the “Agent’s Expenses”). In the event the Closing does not occur, all fees and expenses incurred by the Agent shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agent.

12.	Survival of Representations and Warranties

The representations, warranties, covenants, obligations and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Special Warrants shall survive the purchase of the Special Warrants and shall continue in full force and effect following the Closing Date or the Additional Closing Date until the later of: (i) two years following the Closing Date or Additional Closing Date, as applicable; and (ii) the latest date under the Applicable Securities Laws in which a Subscriber is resident or, if the Applicable Securities Laws do not specify such a date, the latest date under the Limitations Act, 2002 (Ontario) regardless of any subsequent disposition of the Special Warrants by the Subscribers or the termination of the Agent’s obligations.

13.	Time of the Essence

Time shall be of the essence of this Agreement.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable in Ontario and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

15.	Funds

Unless otherwise specified, all funds referred to in this Agreement shall be in Canadian dollars.

16.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

CannTrust Holdings Inc.

3280 Langstaff Road

Unit 1, Vaughan, Ontario

L4K 4Z8

Attention:	Eric Paul, Chief Executive Officer
Email:	epaul@canntrust.ca

with a copy (which shall not constitute notice) to:

Fogler, Rubinoff LLP

77 King Street West

Suite 3000, P.O. Box 95

TD Centre North Tower

Toronto, Ontario M5K 1G8

Attention:	Rick Moscone
Fax:	416.941.8852
Email:	rmoscone@foglers.com

and

Goldman, Spring, Kichler & Sanders LLP

40 Sheppard Avenue West

Suite 700

Toronto, Ontario M2N 6K9

Attention:	Mitchell Sanders
Fax:	416.225.4805
Email:	msanders@goldmanspring.com

If to the Agent, addressed and sent to:

Bloom Burton Securities Inc.

65 Front Street East, Suite 300

Toronto, Ontario M5E 1B5

Attention:	Jolyon Burton
Email:	jburton@bloomburton.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

Brookfield Place

Bay/Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario M5J 2T3

Attention:	Sonia M. Yung
Fax:	416.863.6275
Email:	sonia.yung@bakermckenzie.com

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

17.	Entire Agreement

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written. In the event of conflict between the surviving terms of the Engagement Letter and the terms of this Agreement, the terms of this Agreement shall prevail.

18.	Press Releases

Any press release connected with the Offering issued by the Corporation shall be issued only after consultation with the Agent. If the Offering is successfully completed, the Agent shall be permitted only after consultation with the Corporation, to publish, at the Agent’s expense, and in compliance with Applicable Securities Laws such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as they may consider appropriate.

19.	Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

20.	Language

The parties hereto confirm their express wish that this agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

21.	Facsimile

The Corporation and the Agent shall be entitled to rely on delivery by facsimile or other electronic means of an executed copy of this Agreement and acceptance by the Corporation and the Agent of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Agent in accordance with the terms of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter where indicated below and returning the same to the Agent upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly

BLOOM BURTON SECURITIES INC.

Per:	/s/ Jolyon Burton
Name:	Jolyon Burton
Title:	Chief Executive Officer
Authorized Signing Officer

The foregoing offer is accepted and agreed to as of the date first above written.

CANNTRUST HOLDINGS INC.

Per:	/s/ Eric Paul
Name:	Eric Paul
Title	Chief Executive Officer
Authorized Signing Officer

SCHEDULE “A”

CONVERTIBLE SECURITIES

(please see attached)

Schedule A to Agency Agreement

CannTrust Holdings Inc. - Outstanding Convertible Securities and Share Purchase Warrants – Feb 15, 2017

		Conv. Deb. Principal $	Est. Interest to Feb. 15, 2017 $	# of Sh. on Conv.	Warrants $	# of Sh. to be issued re Warrants

Convertible Debt - Total	Note l	3,640,919	626,179	3,879,180	1,820,277	1,654,798

DanCap Private Equity Inc. - Warrants	Note 2				1,300,000	1,000,000

DanCap Private Equity Inc. - Bridge Loans 1 & 2	Note 3	1,000,000	58,423	1,058,423

CannaMed Financial Corp. - Put Right	Note 4				1,300,000	1,000,000

		4,640,919	684,602	4,937,603		3,654,798

Note 1	Convertible Debenture mature 4 years from closing
Debt has 12% annual interest
Automatically Convertible at $1.10 per share on occurrence of a Liquidity Event
Each $10,000 of Convertible Debt issued 4,545 Warrants excisable for 5 years at a price of $1.10 per share

Note 2	Warrants issued as part of Dec 18, 2015 Private Placement	1 Warrant for 500,000 Shares at $1.10 per share
	Exercisable to December 31, 2017	1 Warrant for 500,000 Shares at $1.50 per share

Note 3	DanCap Private Equity Loans payable on demand Debt has 12% annual interest
Convertible at any time at $1.00 per share

Note 4	Warrant issued as part of cancellation of PUT Right	1 Warrant for 1,000,000 Shares at $1.30 per share
Issued December 2016, exercisable for 3 years

Convertible Debt Issued	Principal	Est. Interest to Feb. 15, 2017

Aug 29, 2015	3,000,000	534,370

Dec 1, 2015	600,000	87,074

Feb 28, 2016	40,919	4,735

	3,640,919	626,179

Bridge Loans

Aug 9, 2016	500,000	30,862

Sep 1, 2016	500,000	27,562

	1,000,000	58,423